Himalaya Shipping Ltd. (HSHP) – Invitation to Fourth Quarter 2024 Conference Call

Hamilton, Bermuda, February 18, 2025

Himalaya Shipping Ltd. will be hosting a conference call to discuss the Company's results for the fourth quarter of 2024 on Thursday, February 20, 2025 at 9:00 a.m. Eastern Time (3:00 p.m. CET). The Company plans to release its financial results for the fourth quarter of 2024 before the open of the Oslo Stock Exchange on Thursday, February 20, 2025. The earnings report and presentation will be available on the Investor Relations section on www.himalaya-shipping.com.

To join the call, you may register at:
https://channel.royalcast.com/landingpage/hegnarmedia/20250220_5/

Dial-in:

Denmark: +45-7-8768490
Sweden: +46-8-1241-0952
Norway: +47 21 95 63 42
United Kingdom: +44-203-7696819
United States: +1 646-787-0157
Germany: +49-30-21789327

Pin code for all countries: 114120

Participants are encouraged to dial in 10 minutes before the start of the call.

Questions may be directed to:
Herman Billung, Contracted CEO
Telephone +47 918 31 590